TravelSafe, Inc.

12926 Morehead

Chapel Hill, NC 27517

November 12, 2013

VIA EDGAR

Larry Spirgel, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	TravelSafe, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed September 27, 2013

File No. 333-191443

Dear Mr. Spirgel:

We are in receipt of your comment letter dated October 24, 2013 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the staff. For your convenience, the matters are listed below, followed by the Company’s responses:

  General

1.	It appears that you are a “shell company” as defined in Rule 405 of the Securities Act. We note that you are a recently incorporated development stage company with nominal operations and nominal assets consisting solely of cash. In addition, the shares being registered for resale constitute 100% of the company’s shares not held by your President and Director and were issued to your selling shareholders recently for nominal consideration. As a result, the offering is an indirect primary offering. Revise your prospectus cover page to identify the company as a shell company. Identify all the selling shareholders as underwriters (not “may be deemed to be underwriters”) and fix the sales price to the public for the duration of the offering. Please make conforming changes throughout the prospectus (e.g. Plan of Distribution).

RESPONSE:

We respectfully advise the Staff that we are not a shell company. We have a specific business plan and are moving forward with our business operations. Specifically, while in the development stage, we are proceeding with our business plan of creating relationships with service providers and marketing our service.

We do not believe that we are a shell company, as defined in Rule 12b-2 of the Securities Exchange Act of 1934. We consider ourselves a startup company as we have commenced operations. Our sole officer and director, Mr. John Fahlberg, has invested a significant amount of hours researching and analyzing this business model and taken significant steps in starting the Company. We have made initial contact with service providers, Interim Health Care, Metropolitan Shuttle and All Medical Personnel, who we hope to work with to help provide our service.

Part of our business plan is to establish arrangements with hotels in selected markets that have facilities and personnel to assist our senior citizen travelers that have medical or physical disabilities. We will conduct our first trip with clients to Orlando in the next five to six months and have already contacted Wyndham Grand Orlando. This hotel is an ADA compliant hotel that can provide ADA rooms and services for travelers.

Another part of our business plan is to work with travel agencies that can provide some of the services we are offering. We have contacted several agencies in the area including Chapel Hill Travelink/American Express and Maupin Travel about working with us. Additionally, we have reached out Allianz Travel Insurance about providing insurance for the Company’s clients.

Mr. Fahlberg has also made significant efforts to advertise and market our Company throughout the Raleigh, Durham, Chapel Hill (RDCH) area. He has contacted regional senior citizen retirement communities like Carolina Meadows, The Cedars and Searstone, about promoting our travel services to their residents. Mr. Fahlberg has reached out to regional country clubs (e.g., Chapel Hill Country Club, Hope Valley Country Club, Croisdale Country Club) that have a significant senior population to assess their interest in promoting our travel services. He also contacted senior citizen organizations in the RDCH region to assess their willingness to market our travel services for disabled seniors, including the Town of Chapel Hill Senior Center, the Council for Senior Citizens Durham and the Senior Center Raleigh.

We have contacted AARP Media and AARP Travelcenter about how best to publicize our business and communicate our travel services for disabled seniors through their magazine and website. We have also contacted magazines like Senior Citizens Magazine, Today’s Senior Magazine and Travel 50 and Beyond about advertising opportunities in their magazines.

We have contracted with Protea Digital Marketing to create our website. The site, www.travelsafeco.com is now operational. This website will provide information about our company and our services and will provide the ability to contact the Company for more information.

Prospectus Cover Page

2.	We note your disclosure highlighting the limitations on resales of securities purchased in this offering. Revise the disclosure (here and elsewhere) to make clear that resales of the company’s shares are not permitted under Rule 144(i) until 12 months after the company is no longer a shell company.

RESPONSE:	Again, we believe that we are not a shell company and therefore resales of the company’s shares are not restricted under Rule 144(i).

Prospectus Summary, page 1

3.	Given your stage of development, please revise the first sentence under “Overview” on page 1 to clarify that you “plan” to be in the business you identify.

RESPONSE:	On page 1, we have revised the title of the section to “Plan.”

4.	Confirm through added disclosure, if true, that you do not believe that the company is a blank-check company because the company has no plans or intentions to engage in a merger or acquisition with an unidentified company, companies, entity or person. Also disclose whether the company, its sole officer and director, any promoters, and any affiliates of these persons intend for the company, once it is reporting, to be used as a vehicle for a private company to become a reporting company.

RESPONSE:	We have included a disclosure on the first page of the prospectus stating that we are not a blank-check company and we have no plans or intentions to engage in a merger or acquisition with an unidentified company, companies, entity or person. We have also disclosed that the company, its sole officer and director, any promoters and any affiliates of these persons do not intend for the company to be used as a vehicle for a private company to become a reporting company.

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Risk Factors, page 4

5.	Please provide a risk factor regarding your sole officer and director’s apparent lack of experience in the company’s planned business.

RESPONSE:	On page 5, we have provided a risk factor addressing our sole officer and director’s lack of specific experience in the company’s planned business.

We may be unable to raise enough capital through this offering to implement our….page 4

6.	As your offering is not a capital-raising transaction, please delete or revise this inapplicable risk factor.

RESPONSE:	On page 4, we have deleted this inapplicable risk factor.

Description of Business, page 16

7.	Please state clearly whether you have or have not entered into any agreements with medical, travel, guiding and emergency service providers to assist with your planned business activities.

RESPONSE:	On page 16, we have stated that we have not entered into any agreements with medical, travel or emergency service providers to assist with our planned business activities. However, we have contacted medical, travel and emergency service providers to discuss their interest in assisting us with our planned business activities.

8.	Please revise your disclosure to discuss in greater detail any steps you have taken to identify and enter any agreements with a “reputable travel insurance provider.”

RESPONSE:	On page 17, we have stated that we have taken steps to procure travel insurance and have reached out to Allianz Travel Insurance about its interest in providing insurance to our clients.

Marketing and Sales, page 18

9.	Revise to state that you do not have a functioning website. Disclose whether you have begun accepting information inquires via email.

RESPONSE:	On page 18, we have stated that we contracted with a website developer to create travelsafeco.com. Currently, the website is functional and we have begun accepting information inquiries via email.

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Competition, page 18

10.	Please explain what you mean by stating that you add additional value by providing “a medical staff that is familiar with clients’ medical histories.” Revise your disclosure to discuss any additional regulations associated with gathering medial or health history. Discuss the resources, including professional health industry staff that may be required to administer this planned portion of your business. We note your disclosure on page 19 discussing strategic alliances with medical personnel and ADA compliant transportation providers.

RESPONSE:	On page 18, we removed the reference to our competitors’ lack of familiarity with the medical histories of their clients, which inferred that our Company was familiar with the medical histories of our clients. At no time will the Company gather or maintain protected health information.

Strategic Alliances, page 19

11.	Revise your disclosure to discuss in greater detail what you mean by forming “initial relationships” with “potential strategic partners.”

RESPONSE:	On page 19, we disclosed that we will reach out to certain healthcare service providers to work with our Company to assist clients.

Description of Property, page 19

12.	Based on our research, it appears that your business address is a personal residence. Please revise your disclosure to reflect the nature of your principal executive office.

RESPONSE:	On page 19, we disclosed that the principal office of the Company is also the personal residence of the Company’s president and sole director.

Management’s Discussion and Analysis of Financial Condition and Result of Operations

Plan of Operations, page 21

13.	Please revise to include a more detailed plan of operations for the next twelve months and then to the point of generating revenues. In the discussion of each of your planned activities, include specific information regarding each material event or step required to pursue each of your planned activities, including any contingencies such as raising additional funds, and the timelines and associated costs accompanying each proposed step in your business plan so that an investor can get a clearer understanding of how and when you expect to reach revenue generation. Also disclose in greater detail the current statuses of your business plan, marketing efforts, and how you expect to develop revenues from your business. We note you have disclosed that you have commenced limited operations but your business plan is not fully operational and you have not yet engaged any clients. We note your business plan disclosures on page 26.

RESPONSE:	On page 22, we have included a more detailed discussion of the Company’s planned activities, including specific information regarding each material event and timelines and associated costs accompanying each proposed step in our business plan so an investor can get a clearer understanding of how and when we expect to reach revenue generation. We have also included a list of our various marketing efforts to date and timelines and deadlines for those continued efforts.

Liquidity and Capital Resources, page 25

14.	Please tell us and/or revise the disclosure of the nature and development of your products. We note you have disclosed elsewhere in the registration statement that you will be providing travel services to customers rather than products.

RESPONSE:	On page 25, we have revised the language in the discussion to accurately reflect Travelsafe’s business.

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Directors, Executive Officers, Promoters and Control Persons, page 26

15.	Please disclose Mr. Fahlberg’s tenure at the companies mentioned in his biography.

RESPONSE:	On page 26, we amended Mr. Fahlberg’s biography to include his tenure at companies he has been employed by in the past.

16.	It appears that Mr. Fahlberg has served as an officer and director of development stage companies that became reporting companies through registered offerings and then engaged in reverse merger transactions. For example, we note that Mr. Fahlberg served as the officer and director The Golf Alliance Corporation. (n/k/a Inception Mining Inc.), New Age Translation Inc. (n/k/a InfoLogix Inc.). Please expand Mr. Fahlberg’s biography to discuss his history with these reporting companies.

RESPONSE:	On page 26, we expanded upon Mr. Fahlberg’s tenure at the Golf Alliance Corporation and New Age Translation.

Financial Statements for the Period from March 7, 2013 (Inception) to July 31, 2013

Reporting of Independent Registered Public Accounting Firm, F-1

17.	Please have your auditors revise the first paragraph of their report to reflect their audit of “the related statements of operations, changes in stockholders’ equity and cash flows….” We note that they have used the singular ‘statement’ to describe these three statements. Also, the reference to cash flow is not consistent with the name of that statement on page F-5.

RESPONSE:	We have amended the language in the audit letter to reference the “statement of operations” and the “cash flows.”

Exhibit 5.1

18.	We note the following statement in counsel’s legality opinion: “We offer our opinion based upon the laws of the State of New Jersey and have assumed without further inquiry that the laws of the State of Nevada are substantially similar to and would lead to the same result as those of the State of New Jersey in respect of the opinions contained herein. We express no opinion with respect to the applicability thereto, or the effect thereon, of the laws of any other jurisdiction.” Please provide an opinion of counsel who is qualified to opine on the legality of the shares under Nevada law. Refer to Section II.B.3.b of Staff Legal Bulletin No. 19, available on our website at http://www.sec.gov/interps/legal.shtml.

RESPONSE:	We have revised our opinion to remove any assumptions and have based our opinion on Nevada law. A revised copy of our opinion is attached to the Form S-1 as Exhibit 5.1.

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The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Travelsafe, Inc.

By:	/s/ John Fahlberg
Name: John Fahlberg
Title: President

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